Exhibit 99.22

EXPERT CONSENT

We do hereby consent to (i) the filing of the written disclosure regarding the technical report entitled “NI 43-101 Technical Report Messina Minerals Inc.: Tulks South Property, Central Newfoundland, Canada" dated August 2007 (the “Report”) and the resource estimation information pertaining to the Report disclosed in the Annual Information Form (the “AIF”) for the year ended December 31, 2013 of Canadian Zinc Corporation (the “Company”) and (ii) the use of our name in the AIF and the Annual Report on Form 40-F of the Company for the year ended December 31, 2013 filed with the United States Securities and Exchange Commission and any amendments thereto incorporating by reference the Company’s AIF.

Dated this 20th day of March, 2014.

Snowden Group

/s/ Snowden Group